

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 19, 2006

Mr. George Drazenovic
Chief Financial Officer
Tornado Gold International Corp.
3841 Amador Way
Reno, NV 89502

> Re: **Tornado Gold International Corp.**
> **Form 10-KSB for the Year Ended December 31, 2005**
> **Filed April 12, 2006**
> **Form 10-QSB for the Quarterly Period Ended March 31, 2006**
> **Filed May 15, 2006**
> **File No. 000-50146**

Dear Mr. Drazenovic:

We have reviewed your filings, and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2005

Market Price for Common Equity and Related Stockholder Matters, page 10

Reports to Security Holders, page 10

1.   Please revise to update the current address of the Securities and Exchange Commission, which is 100 F street NE, Washington, DC 20549.

2.   You state that the OTC bulletin board market "…is extremely limited and the prices quoted are not a reliable indication of the value of our common stock." Please elaborate on the reasons you believe the market is extremely limited (e.g. address the dates and volume of trading activity, and length of time this condition has persisted), so that it is clear why you believe the price of your stock as traded in the open market is not a reliable indicator of the value of your common stock. Tell us how you determined an alternate value would be more appropriate; and submit the information for review that you compiled in support of this view. We generally believe the price quoted in an open market represents the best measure of fair value of the related security.

Management's Discussion and Analysis of Financial Condition or Plan of Operation, page 13

Liquidity and Capital Resources, page 14

3.   Revise your disclosure of mining and total assets to be consistent with the amounts presented on your balance sheet as of December 31, 2005; or to otherwise explain the reasons these amounts do not agree.

4.   You explain that your officers and directors have committed to pay expenses so that you are able to continue operations until you are able to obtain additional funding. Please expand your disclosure to explain the level of commitment by your officers and directors (i.e. monies held in escrow, guarantees, loans, etc…). Also expand to discuss the length of time your officers and directors are committed to funding operations and the financial resources of your officers and directors that will enable them to fund operations.

5.   We note that you converted notes payable to shares of your common stock at $1.00 per share, resulting in the issuance of 1,104,271 post-split shares of your common stock. In Note 4 of your financial statements you report that the notes were converted into 1,325,126 shares of your common stock. Please reconcile the difference in the number of shares issued to settle the outstanding notes payable. Disclose how the number of shares necessary to redeem the notes was determined and found comparable to the value of the notes payable; it should be clear how the value ascribed compares to the quoted market price for your common stock at the time and any other recent common stock transactions.

Financial Statements, page 17

6.   As you have identified yourself as an exploration company, after the disposition of Salty's on March 19, 2004, it appears you will need to revise your financial statements to comply with the disclosure and reporting requirements of SFAS 7, with your inception period commencing at the time you disposed of the revenue generating assets and embarked on your plan of acquiring and exploring mineral properties. Please understand that within the context of mineral producing activities, the term development has a specific meaning, and implies that you have completed the exploration stage of searching for mineralized materials. As such, it is more appropriate to identify your financial statements as those of an exploration stage company, as opposed to a development stage company. Please note the requirements of SFAS 7 still apply to companies identified as being in the exploration stage. You may contact us at the phone numbers at the end of this letter if you have questions regarding the requirements of SFAS 7.

Please also note that your auditors report should include reference to the inception to date financial information required to be presented by SFAS 7, in order for that information to be appropriately presented as having been audited.

Consolidated Statement of Stockholders' Deficit, page F-4

7.   In presenting the inception to date information in the Statement of Stockholders' Deficit, as required by SFAS 7, it would seem most beneficial to the reader to include a subtotal within the statement from the beginning of the period presented (December 31, 2003) to the date of entering the exploration stage, with the effect of separating activity related to your prior operations from those of your current business plan.

8.   In Note 2 of your financial statements you explain that the accompanying financial statements have been retroactively restated to present the effects of the three stock splits. However, we note a line item within your Statement of Stockholders Deficit (Reallocation due to stock splits) that appears to show an impact of the stock splits on the par value of common stock and additional paid-in capital. Generally, if the statements have been retroactively restated to present the effects of the stock splits, there should be no effects separately identified within the statement of equity (deficit), or separate line items could be presented at the top of the Statement reconciling the beginning balances previously reported to beginning balances after adjusting for the stock splits. Please revise your presentation accordingly.

9.   Subsequent to the redemption of shares for Salty's (including shares redeemed for cash to former officers and directors of Salty's), and prior to the issuance of shares to new management, it appears that a total of 19,641,600 (2,486,299,200 – 2,091,093,840 – 375,563,760) shares were outstanding. Please provide us a

schedule showing ownership of these shares and describe any relationships between these owners and investors in the 34,372,800 shares issued for cash. Explain whether you believe a change in control occurred in connection with these transactions.

Statements of Cash Flows, page F-5

10. We note that you utilize the indirect method of presenting cash flows and have presented a reconciliation of net loss from continuing operations to cash flow used in operating activities. Please revise your presentation to comply with the guidance in paragraph 28 of SFAS 95, requiring the reconciliation to begin with net loss, as opposed to net loss from continuing operations. Also ensure that you have complied with the recent guidance issued by the staff of the SEC regarding the presentation of cash flows from discontinued operations. You may find that guidance at the following address:

http://www.aicpa.org/cpcaf/download/news/CPCAFAlert98_041906.pdf

Note 2 – Summary of Significant Accounting Policies, page F-6

Recently Issued Accounting Pronouncements, page F-10

11. You state that the adoption of the new accounting standards will have no material impact on your financial statements. However, we note from page 23 that you have agreed to grant up to 500,000 stock options to management of which 250,000 will vest on December 15, 2005. As it appears that all of these options will be required to be valued, presented and recorded in accordance with SFAS 123(R), tell us how you concluded that these options will not have a material impact on your financial statements.

The disclosures in your Form 10-QSB for the quarterly period ended March 31, 2006 should reflect the adoption of SFAS 123(R).

12. On a related point, since you state on page 23 that you agreed to issue the shares and they will vest during the fiscal year ended December 31, 2005, disclose whether the shares had been issued as of year end. If not, disclose the liability you recorded for the obligation to issue the shares, and the manner by which you determined the value of such liability.

Note 5 – Stockholders Equity, page F-15

13. The number of shares related to the redemption of shares for Salty's and the number of shares purchased by management in March 2004 do not agree with the

corresponding amounts in the Statement of Stockholders' Deficit. Please revise the accounting or disclosure as necessary, and ensure the amounts agree with other disclosures located throughout the document. Specifically we note inconsistent disclosures regarding the number of shares within MD&A, other notes to the financial statements, and in the disclosures under Items 11 and 12. Also ensure that all share amounts have been adjusted to reflect the stock splits that are discussed in Note 2.

14.   We understand from your presentation in the Statement of Stockholders' Deficit that new management of the company collectively purchased 34,372,800 common shares for $10,000. Tell us how you determined the value of these shares on issuance, so that it is clear why the shares sold were not considered stock compensation.

15.   Please disclose the reasons your new management agreed to sell back to the company 27,172,800 shares of common stock for $7,906.

Note 7 – Discontinued Operations, page F-18

16.   Expand your disclosure to explain more clearly how you calculated the gain on the disposition of Salty's; the manner by which you valued non-cash consideration should be clear. Also note that unless the transaction qualifies as a spin-off to all shareholders of the enterprise, recording gain or loss on the disposition directly in equity would ordinarily be viewed as not consistent with generally accepted accounting principles.

Note 9 – Subsequent Events, page F-19

17.   You currently disclose that the convertible debentures issued during the three months ended March 31, 2006 mature on December 31, 2005. Please revise the disclosure to include the correct maturity date, as it does not seem possible the debentures mature before they were issued.

Engineering Comments

Description of Business, page 2

18.   Early in this section, you should indicate that you are an exploration stage company and that there is no assurance that a commercially viable mineral

deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. Please refer to the guidance in Industry Guide 7(a)(4), located on our website at the following address.

http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

19.   Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if your have a commercially viable mineral deposit, a reserve.

20.   Expand your disclosure about your exploration plans for your properties, as follows.

- Disclose a breakdown of your exploration timetable and budget, including estimated funds that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
- If there is a phased program planned, briefly outline all phases.
- Otherwise disclose that you have no current detailed plans to conduct exploration on a particular property.
- Disclose how the exploration program will be funded.
- Identify who will be conducting any proposed exploration work, and discuss their qualifications.

21.   In the general information, as well as the property descriptions, you make reference to the following items:

- Mines and other mineral properties that exist in the area of your properties
- Quantity estimates of gold at these properties or in the area
- Mining that has occurred near your properties
- Mineral discoveries made near your properties

Remove information about mines, prospects, or discoveries that you do not own or control, or companies operating in or near to your properties, as well as gold quantity estimates from other properties or areas. Focus your disclosure on your properties.

22.   Insert a small-scale map or maps showing the location of your properties. Show only the location of your properties; do not include location information about other mines, prospects or properties that you do not own or control. Remove any reference to your website for location map purposes.

        Note that SEC's EDGAR program now accepts digital maps; please include these in any future amendments that are filed on EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

Website

23.   To the extent that your web site contains disclosure about adjacent or other properties on which you have no right to explore or mine, please include the following language, prominently situated, and in bold font:

                "This web site also contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark A. Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer, at (202) 551-3705 if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief